QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

05011282

September 1, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

RECEIVED SEP 16 2005 185

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of July, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsholdings.com.

Yours Faithfully,

Darren Bromley
Company Secretary

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 August to 31 August 2005.

Doc Date	Headline	Pages
08/04/2005	Appendix 3B	8
08/15/2005	QRSciences Bolster Board of Directors	3
08/22/2005	Leading Aviation Security Expert / Former Head of Security for BAA Joins QRS Board	3
08/26/2005	Appendix 3C	5

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**04/08/05**
Document Ref:	**238**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares; and Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	700,000 Ordinary shares 33,333 Options to acquire ordinary shares at 40 cents expiry 12 Jan 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares & options to acquire ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	300,000 Ordinary Shares issued to Mr R G Caro being for Consulting Fees. 400,000 Ordinary Shares issued to RDML Holdings Pty Ltd being for Consulting Fees. 33,333 Options to acquire fully paid ordinary shares at 40 cents - consideration offered under the compulsory acquisition of QR Sciences Pty Ltd (formerly Limited), being one 40cent Option for every three $2 Options in QR Sciences Pty Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	220,816,902**	Fully paid ordinary shares
		37,999,184 *(** 12,833,335 subject to voluntary restriction of ESP)*	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,217	A preference shares
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 4 August 2005

Print name: Darren Bromley

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/08/05
Document Ref : 239
Release Time: Immediate
Subject: QRSciences Bolster Board of Directors

QRSciences
Holdings Limited

QRSciences Bolster Board of Directors

QRSciences is pleased to announce the appointment of Dr. Timothy Rayner to the Board of Directors of QRSciences Holdings Limited.

"We welcome Dr. Rayner on board and are inspired that he has joined us," said Mr. Kevin Russeth, QRSciences Chairman and CEO. "We have added a final piece to what is already a good strong Executive Board and with some Non-Executive representation on the way in the not too distant future we are well poised to move forward with our business in North America", he concluded.

Dr. Rayner worked in senior research and development roles at General Electric, InVision Technologies and Quantum Magnetics with expertise in the security business both assessing and developing technologies and specifically in sensor based applications including quadrupole resonance (QR), magnetic resonance (MR) and computed tomography (CT).

At General Electric, Security, Dr. Rayner directed the development of new products for the security industry, in particular checkpoint solutions, based on various technologies including QR and low field magnetic sensing.

Before GE, Dr. Rayner directed the research and development at InVision Technologies, the world leader in CT-based explosive detection systems (EDS) and its subsidiary Quantum Magnetics, a specialist in magnetic sensing. Dr. Rayner helped establish a successful government funded R&D program in security and other non-destructive evaluation areas. He was responsible for executing over $30 million dollars worth of US Government funded programs resulting in technologies and solutions for aviation checkpoint, baggage, cargo, vehicles and infrastructure.

Dr. Rayner holds a BSc and PhD from King's College, University of London in Physical Chemistry. At King's College Dr. Rayner was a protégé of Professor John Smith a pioneer in the field of Quadrupole Resonance. Dr. Rayner completed his post doctoral work at the University of Virginia before moving into industry.

Dr. Rayner is based in San Diego, California.

About QRSciences

QRSciences, based in Perth, Western Australia with operations in San Diego, California, designs and develops systems, sub-systems, components and software for security related applications. The Company is a leader in quadrupole resonance (QR), magnetic sensing, and advanced metal detection technologies. Applications for the technologies include explosive and narcotic detection, chemical manufacturing quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact the Company in Australia on +61-8-9351-1200 and in the U.S. on +1-858-345-1095

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/08/05**
Document Ref:	**240**
Release Time:	**Immediate**
Subject:	**Leading Aviation Security Expert / Former Head Of Security For BAA Joins QRSciences Board**

QRSciences
Holdings Limited

JOINT ASX/MEDIA ANNOUNCEMENT

LEADING AVIATION SECURITY EXPERT / FORMER HEAD OF SECURITY FOR BAA JOINS QRSCIENCES BOARD

22 August, 2005 Perth, Western Australia: QRSciences (ASX:QRS) (QRSHY:PK) a developer of advanced technology and leader in the development of Quadrupole Resonance (QR) technology for explosive detection, today announced the appointment of aviation security expert, Norman Shanks FSyI, as a non-executive Director.

Mr Shanks, a Fellow of the Security Institute, distinguished career includes Airport Security Manager for Heathrow Airport from 1986 – 1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991 - 1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

Kevin Russeth, Chief Executive Officer of QRSciences said Mr Shanks had been closely involved in the commercialisation of the QR technology and played a key role in assisting the company establish relationships with regulatory authorities around the world including the United States, U.K. and Canada.

"Mr Shanks is recognised as one of the world's foremost experts in aviation security with more than thirty years operational and management experience in civil aviation. His network and knowledge of the international aviation security market place is a tremendous resource for our company," Mr Russeth said.

Norman Shanks is founder and Principal Partner of NSAI – Norman Shanks Associates International, a consultancy company specializing in Aviation Security and Airport Management services.

Mr Shanks was also instrumental on the new Hong Kong International Airport project, planning and developing the aviation security / safety systems and operations. He was the lead specialist

operations and security advisor on the integration of the 100% automated checked baggage screening system in Hong Kong.

He was formerly the Chairman of the Airports Council International (ACI) Aviation Security Standing Committee (ASSC) and has served in numerous advisory capacities including IATA Security Working Group – Chairman and the UK National Aviation Security Committee (NASC).

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr. Shanks resides in the United Kingdom

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California. The Company is a developer of advanced technology and the world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. The company develop, design and sell; systems, sub-systems, components and software for commercial and security related applications which include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, metal detection and imaging, and lab instrumentation.

For more information about QRSciences please visit:
http://www.qrsciences.com

Issued by:

Warrick Hazeldine
Purple Communications
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**26/08/05**
Document Ref:	**241**
Release Time:	**Immediate**
Subject:	**Appendix 3C**

QRSciences
Holdings Limited

26 August 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.8A we attach an Appendix 3C in relation to the buy-back of 1,600,000 shares issued to Mr William Robert Orr on 23 December 2004 as part of the company's Employee Share Plan ("**Plan**").

These shares are subject to vesting restrictions as per the Plan.

- 800,000 to be released on 1 July 2006
- 800,000 to be released on 1 July 2007

Mr Orr resigned from the Company effective 2 July 2005 and as such the company retains the right to buy back the shares for a nominal amount under section 5.4 of the plan rules.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
QRSciences Holdings Limited	27 009 259 876

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Plan buy-back
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	220,816,902
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Resignation of employee – shares to be bought back on terms of employee share plan under which they were issued

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	No

On-market buy-back

9	Name of broker who will act on the company's behalf	
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	
13	If the company intends to buy back shares if conditions are met - those conditions	

Employee share scheme buy-back

14	Number of shares proposed to be bought back	1,600,000
15	Price to be offered for shares	*AUD 0.0001*

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Mr William Robert Orr
17	Number of shares proposed to be bought back	1,600,000
18	Price to be offered for shares	*AUD 160-00*

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 August 2005
(Company secretary)

Print name: Darren Bromley